UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Omega Flex, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-51372	23-1948942
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

451 Creamery Way, Exton, PA		19341
(Address of principal executive offices)		(Zip code)

Susan B. Asch, Vice President & General Counsel, (610) 524-7272

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Omega Flex, Inc. is filing this Form SD pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934 for the reporting period from January 1, 2025 to December 31, 2025. Definitions of capitalized terms not otherwise defined in this Conflict Minerals Disclosure shall have the meaning defined in the SEC rules. We do not use any Conflict Minerals in manufacturing products, except for tin, which is used in creating bronze alloy that is used in some of our products.

We have reasonably designed and conducted in good faith a reasonable country of origin inquiry (“RCOI”) on the source of any Conflict Minerals incorporated into our products that we manufacture or contract to manufacture. Our RCOI was reasonably designed to determine whether tin contained in certain of our products originated from the Democratic Republic of the Congo or an adjoining country or was from recycled or scrap sources.

Based on our RCOI, we have no reason to believe that any Conflict Minerals incorporated into our products originated in the covered countries.

We have determined that tin was contained in one material that we purchase: bronze strip purchased from one supplier that is used to manufacture bronze hose products. The materials certification of the bronze strip indicated that tin comprised 4.6% of the material composition. Our bronze hose products represent less than 1% of our total sales volume for the year ending December 31, 2025. For the bronze strip that we use to manufacture bronze hose products, we conducted an RCOI and solicited information from our bronze strip supplier as to the source and origin of tin that was incorporated into the bronze strip. We requested that the supplier disclose if Conflict Minerals are contained in the products sold to us originated in the covered countries, and provide us a list of the smelters that processed the Conflict Minerals contained in the products sold to us.

The bronze strip supplier returned our supplier survey certifying that they are compliant with Conflict Minerals regulation. In addition, they referenced their own Conflict Minerals policies and diligence to verify that materials they purchase are Conflict Minerals free and provided information regarding the smelters that process the Conflict Minerals contained in the products sold to us. We compared these smelters against the list of smelters that have received a “conformant” designation from the Responsible Minerals Initiative (f/k/a Conflict Free Sourcing Initiative), and all of the identified smelters were designated as conformant with the RMAP Supply Chain Transparency Smelter Audit Protocol.

This Specialized Disclosure Form is available at http://www.omegaflexcorp.com/SECFilings/. The information on our website is not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OMEGA FLEX, INC.	Date:

/s/ Susan B. Asch	May 21, 2026

By: Susan B. Asch, VP & General Counsel